BOD Resolution on Granting Stock Option Rights

1. Grantees : A total of 17 persons

2. Method of granting : Issue of new shares, transfer of treasury stock or stock appreciation rights

3. Exercise period : From March 25, 2008 to March 24, 2013 (for 5 years after 2 years from the date of grant)

4. Type and number of stocks to be granted : A total of 4,650,000 registered common shares

5. Status of stock option rights : 24,716,481 shares in total

• Number of shares that were previously granted : 20,066,481

• Number of shares to be delivered : 4,650,000

6. Scheduled date of Annual General Meeting of Shareholders : March 24, 2006

7. Date of BOD resolution : February 27, 2006

• Outside directors present : 3 out of 5 were present.

• Audit Committee members who are not outside directors : none

8. Others

• Exercise price

: Market price calculated as specified in Article 84-9 of the Securities Exchange Act Enforcement Decree [or par value in case that market value is below par value (KRW 5,000)]

*	Market price : SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3

•	The Representative Director shall be authorized to finalize and sign the stock agreements.

•	The information stated above is expected to be presented as an agenda item at the 9th Annual General Meeting of Shareholders and is subject to change during the meeting.